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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)


                            ON TRACK INNOVATIONS LTD.
                            -------------------------
                                (Name of Issuer)


                  ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE
                  --------------------------------------------
                         (Title of Class of Securities)


                                   M8791A 109
                                 --------------
                                 (CUSIP Number)


                                   ODED BASHAN
                             Z.H.R. INDUSTRIAL ZONE
                      P.O. BOX 32, ROSH PINA, ISRAEL 12000
                              (011) 972-4-686-8000

                                 WITH COPIES TO:
                              DAVID P. STONE, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 4, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

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

--------------------------------- ----------------------------------------------                 -----------------------
CUSIP No.                         M8791A 109                                          13D                  Page 2 of 9
--------------------------------- ----------------------------------------------                 -----------------------
------------- --------------------------------------------------------- ------------------------------------------------
 1            NAMES OF REPORTING PERSONS:                               ODED BASHAN
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N.A.
------------- ----------------------------------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (A) [ ]
                                                                                                              (B) [X]

------------- ----------------------------------------------------------------------------------------------------------
 3            SEC USE ONLY

------------- ----------------------------------- ----------------------------------------------------------------------
 4            SOURCE OF FUNDS:                    OO, PF

------------- ----------------------------------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [ ]
------------- --------------------------------------------------------- ------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     ISRAEL

------------------------ -------- ----------------------------------------------------- --------------------------------
  NUMBER OF                 7     SOLE VOTING POWER:                                    1,429,487 (1)
    SHARES
                         -------- ----------------------------------------------------- --------------------------------
 BENEFICIALLY               8     SHARED VOTING POWER:                                        --
   OWNED BY
                         -------- ----------------------------------------------------- --------------------------------
     EACH                   9     SOLE DISPOSITIVE POWER:                               635,025 (2)
  REPORTING
                         -------- ----------------------------------------------------- --------------------------------
 PERSON WITH               10     SHARED DISPOSITIVE POWER:                                   --

------------- ------------------------------------------------------------------------- --------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  1,429,487

------------- ----------------------------------------------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  (3)                         [X]

------------- ----------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             16.42% (3)

------------- --------------------------------------------------------- ------------------------------------------------
14            TYPE OF REPORTING PERSON:                                 HC, IN

------------- --------------------------------------------------------- ------------------------------------------------


(1) Consists of (i) 135,368 ordinary shares held directly by Mr. Bashan, (ii) 499,657 ordinary shares underlying options exercisable within 60 days, and (iii) 775,342 ordinary shares, and 19,120 ordinary shares underlying warrants exercisable within 60 days, as to which Mr. Bashan has (a) voting power pursuant to irrevocable proxies granted in connection with private placements and the ASEC Acquisition (as defined herein) and (b) no disposition power.

(2) Consists of (i) 135,368 ordinary shares held directly by Mr. Bashan and (ii) 499,657 ordinary shares underlying options exercisable within 60 days.

(3) Percentage of beneficial ownership is based on the number of outstanding ordinary shares of 8,205,933. Shares beneficially owned by Mr. Bashan include shares that may be acquired thereby pursuant to options and warrants exercisable within 60 days of the date of this Amendment No. 4. Ordinary shares deemed to be beneficially owned by virtue of Mr. Bashan's right to acquire these shares within 60 days of the date of this Amendment No. 4 are treated as outstanding only for purposes of determining the percent owned by Mr. Bashan.

EXPLANATORY NOTE

This Amendment No. 4 (this "Amendment No. 4") amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed on November 24, 2003, as amended by that certain Amendment No. 1 filed on January 16, 2004, that certain Amendment No. 2 filed on June 18, 2004, and that certain Amendment No. 3 filed on September 24, 2004, by Oded Bashan. Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed thereto in the
Schedule 13D, as amended to date. This Amendment No. 4 relates to sales of ordinary shares made under a sales plan, dated as of September 20, 2004 (the "Sales Plan"), established pursuant to Rule 10b5-1(c) by Oded Bashan, as described below under Item 4.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 is amended and restated as follows:

           As of January 16, 2004, Mr. Bashan had been granted irrevocable proxies by a number of purchasers ("the Proxy Purchasers") in connection with private placements in November and December 2003 and January 2004 to vote in his sole discretion all of the ordinary shares of OTI held by such Proxy Purchasers, including any future shares acquired by such Proxy Purchasers. As of January 6, 2005, the Proxy Purchasers hold 589,078 ordinary shares of OTI and 19,120 warrants to acquire ordinary shares of OTI, all of which are subject to the irrevocable proxies. Mr. Bashan holds the voting power with respect to such ordinary shares for so long as the shares are held by the Proxy Purchasers.

           On October 22, 2004, OTI issued 186,264 of its ordinary shares to Nextel Spolka Akcyjna ("Nextel") in connection with OTI's acquisition of ASEC Spolka Akcyjna (the "ASEC Acquisition"). Mr. Bashan was granted an irrevocable proxy with respect to the ordinary shares issued to and held by Nextel.

           As of September 24, 2004, Mr. Bashan is the beneficial owner of 1,429,487 shares of OTI, consisting of (i) 135,368 ordinary shares held directly by Mr. Bashan, (ii) 499,657 ordinary shares underlying options exercisable within 60 days, and (iii) 775,342 ordinary shares, and 19,120 ordinary shares underlying warrants exercisable within 60 days, as to which Mr. Bashan has (a) voting power pursuant to irrevocable proxies granted in connection with private placements and the ASEC Acquisition and (b) no disposition power.

ITEM 4.    PURPOSE OF TRANSACTION.

           Mr. Bashan made the sales of ordinary shares disclosed in Item 5(c) below for diversification and liquidity purposes. The Sales Plan commenced on September 20, 2004 and provides for sales of up to 142,000 shares of OTI held by Mr. Bashan upon the satisfaction of certain pricing and other conditions. Mr. Bashan currently intends to continue to sell additional ordinary shares until March 31, 2005 under the Sales Plan. In particular, Mr. Bashan has exercised, and intends to continue to exercise, options granted to him under OTI's 2001 Share Option Plan. He intends to sell shares issued to him upon such exercise mainly to finance his payment of the exercise price and related income tax obligations.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is amended and restated as follows:

           (a) Mr. Bashan beneficially owns 1,429,487 ordinary shares of OTI, which represent approximately 16.42% of OTI's issued and outstanding ordinary shares, consisting of (i) 135,368 ordinary shares held directly by Mr. Bashan,
(ii) 499,657 ordinary shares underlying options exercisable within 60 days, and
(iii) 775,342 ordinary shares, and 19,120 ordinary shares underlying warrants exercisable within 60 days, as to which Mr. Bashan has (a) voting power pursuant to irrevocable proxies granted in connection with private placements and the ASEC Acquisition and (b) no disposition power.

           (b) Mr. Bashan has the sole power to vote 1,429,487 ordinary shares he beneficially owns. Mr. Bashan has the sole power to dispose of 635,025 ordinary shares (including 499,657 ordinary shares underlying options exercisable within 60 days), and the Proxy Purchasers and Nextel have the sole power to dispose of 794,462 ordinary shares (including 19,120 ordinary shares underlying warrants exercisable within 60 days).

           (c) The sales set forth below were made by Mr. Bashan in open market transactions pursuant to the Sales Plan:

--------------------------------------------- ---------------------------------------- ---------------------------------------
                    Date                               Number of Shares Sold                      Price Per Share
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 09/29/2004                                    1,000                                   $9.00
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 09/29/2004                                    1,000                                   $9.10
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 09/29/2004                                    1,000                                   $9.16
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 09/29/2004                                    1,000                                   $9.20
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 09/29/2004                                     200                                    $9.30
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 09/30/2004                                    2,000                                   $9.10
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 09/30/2004                                    2,000                                   $9.20
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 10/01/2004                                     300                                    $9.20
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 10/04/2004                                    2,000                                   $9.10
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 10/05/2004                                    2,000                                   $9.10
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 10/05/2004                                    2,000                                   $9.10
--------------------------------------------- ---------------------------------------- ---------------------------------------



                                       5

--------------------------------------------- ---------------------------------------- ---------------------------------------
                 10/05/2004                                    2,000                                   $9.18
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 10/11/2004                                    2,000                                   $8.10
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 10/11/2004                                    2,000                                   $8.24
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 10/11/2004                                    2,000                                   $8.35
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/01/2004                                    2,000                                   $8.08
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/02/2004                                    2,000                                   $8.02
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/03/2004                                    2,000                                   $8.12
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/05/2004                                     700                                    $8.10
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/15/2004                                     900                                    $8.15
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/15/2004                                    2,000                                   $8.02
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/17/2004                                     209                                    $8.36
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/19/2004                                    2,000                                   $8.25
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/19/2004                                    2,000                                   $8.10
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/22/2004                                    2,000                                   $8.10
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/23/2004                                    2,000                                   $8.13
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/24/2004                                    2,000                                   $8.25
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/24/2004                                    2,000                                   $8.40
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/24/2004                                    2,000                                   $8.70
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/26/2004                                    2,000                                   $8.60
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/29/2004                                    2,000                                   $8.60
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 11/30/2004                                    2,000                                   $8.55
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/01/2004                                    2,000                                   $8.30
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/07/2004                                    1,000                                   $9.28
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/07/2004                                    2,000                                   $9.02
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/07/2004                                    2,000                                   $9.16
--------------------------------------------- ---------------------------------------- ---------------------------------------


                                       6

--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/08/2004                                    1,000                                   $9.40
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/08/2004                                    1,000                                   $9.35
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/09/2004                                    1,000                                   $9.33
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/09/2004                                    1,000                                   $9.35
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/09/2004                                    1,000                                   $9.40
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/09/2004                                    1,000                                   $9.42
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/09/2004                                    1,000                                   $9.49
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/13/2004                                    1,000                                   $10.60
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/14/2004                                    2,000                                   $10.75
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/15/2004                                    1,000                                   $11.20
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/15/2004                                    1,000                                   $10.92
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/15/2004                                    1,000                                   $11.09
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/21/2004                                    1,000                                   $12.01
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/27/2004                                    1,000                                   $12.20
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/27/2004                                    1,000                                   $12.30
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/28/2004                                    1,000                                   $12.51
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/29/2004                                    1,000                                   $12.40
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/29/2004                                    1,000                                   $12.70
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/30/2004                                    1,000                                   $12.97
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/30/2004                                    1,000                                   $13.17
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 12/31/2004                                    1,000                                   $13.25
--------------------------------------------- ---------------------------------------- ---------------------------------------
                 01/04/2005                                     200                                    $12.87
--------------------------------------------- ---------------------------------------- ---------------------------------------


           As noted above, all of the sales described above were of shares issued to Mr. Bashan upon his exercise of outstanding stock options, and the proceeds of those sales were and will be used in part to pay the exercise price of the options and related income tax obligations. In addition, all of the sales described above were made at the Broker's discretion in compliance with the requirements of Rule 10b5-1(c).

           Other than the transactions described above in this Item 5, Mr. Bashan has not engaged in any transactions in OTI's ordinary shares during the past sixty (60) days.

           (d) Except for Mr. Bashan, the Lenders, the Proxy Purchasers and Nextel, no other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by the Schedule 13D as amended by this Amendment No. 4.

           (e) N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


           A copy of the Sales Plan is attached as Exhibit 1 to Amendment No. 3 to the Schedule 13D, filed on September 20, 2004.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 6, 2005


                                          By: /s/ Oded Bashan
                                              -------------------------------
                                              Oded Bashan



















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